Exhibit 12.1A

	12 Months Ended December 31,
	2008	2007	2006	2005	2004
Income before equity in earnings of unconsolidated joint ventures, minority interests, discontinued operations and loss on sale of real estate	31,551,000	31,499,000	28,167,000	26,152,000	33,844,000
Add:
Distributed income of unconsolidated joint ventures	2,365,758	1,705,994	905,819	821,292	988,610
Amortization of capitalized interest	457,366	409,151	359,076	292,110	272,160
Interest expense	46,947,042	40,065,523	39,858,974	42,926,499	35,117,327
Portion of rent expense—interest factor	1,167,514	1,078,250	986,311	992,536	988,196

Income as adjusted	82,488,680	74,757,918	70,277,180	71,184,437	71,210,293
Fixed Charges
Interest expense	46,947,042	40,065,523	39,858,974	42,926,499	35,117,327
Capitalized interest and capitalized amortization of debt issue costs	1,678,000	1,745,000	2,307,000	711,000	212,000
Portion of rent expense—interest factor	1,167,514	1,078,250	986,311	992,536	988,196

Total fixed charges	49,792,556	42,888,773	43,152,285	44,630,035	36,317,523
Ratio of earnings to fixed charges	1.7	1.7	1.6	1.6	2.0